[redacted]

SEC MAIL PROCESSING
RECEIVED
NOV 28 2011
WASH, D.C.
189
SECTION

SECU 11023541 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARDI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 S. CLARK ST., SUITE 2700

(No. and Street)

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC BEDERMAN (312) 726-7324

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PASQUESI SHEPPARD LLC

(Name – *if individual, state last, first, middle name*)

585 BANK LANE	LAKE FOREST	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Cf. 11/30

OATH OR AFFIRMATION

I, RONALD P. BERNARDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERNARDI SECURITIES, INC., as of SEPTEMBER 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
ERIC A BEDERMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/22/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARDI SECURITIES, INC.
AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

(FILED PURSUANT TO RULE17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH AUDITOR'S REPORT

PASQUESI
SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT AUDITOR

TO THE BOARD OF DIRECTORS OF
BERNARDI SECURITIES, INC.

We have audited the accompanying consolidated Statement of Financial Condition of BERNARDI SECURITIES, INC. AND SUBSIDIARY as of September 30, 2011 that you are filing pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statement taken as a whole. The information contained in the supplementary Schedule I – Computation of the Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statement taken as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

October 28, 2011

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 164,724
Interest receivable		221,659
Securities held for sale		12,785,688
Clearing fund deposit		100,000
Prepaid assets		36,685
Other current assets		205,319
Prepaid income taxes		15,258
Total current assets		$ 13,529,333
PROPERTY AND EQUIPMENT:		
Office equipment	$ 90,911	
Furniture and fixtures	34,893	
	$ 125,804	
Less — Accumulated depreciation	(120,209)	5,595
Total assets		$ 13,534,928

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Due to clearing organization		$ 9,307,055
Accrued compensation		712,579
Other accrued liabilities		126,173
Total current liabilities		$ 10,145,807
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 2,000 shares authorized; 1,119 shares issued and outstanding	$ 239,256	
Paid in capital	145,206	
Retained earnings	3,004,659	3,389,121
Total liabilities and shareholders' equity		$ 13,534,928

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, offering primarily state and municipal securities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the major accounting policies and practices of the Company which affect significant elements of the accompanying financial statement:

Consolidation Policy –

The accompanying consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Bernardi Asset Management, LLC. Inter-company transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Fair Value Measurements –

The Company adopted accounting standards which provide a framework for measuring fair value. The standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal market for the asset or liability in a transaction between market participants on the measurement date. The standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) terms, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of the assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Income Taxes -

Management follows accounting provisions which impose a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold now imposed for claiming deductions on income tax returns. As a result of the implementation, the Company utilized the "more likely than not" criteria and determined that all of their tax positions meet that criteria. Therefore, the Company has not recorded any adjustments or disclosed any situations that arose from uncertain tax positions.

Statement of Changes in Subordinated Liabilities –

The financial statement does not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5(d)(2) of the SEC since no such liabilities existed at September 30, 2011 or at any time during the year then ended.

Income Recognition –

Securities transactions and the related revenue and expense are recorded on the settlement date.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using straight-line and accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	5 – 7 years
Furniture and fixtures	7 years

Use of Estimates in Preparation of the Financial Statement –

The preparation of the financial statement, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following are the major categories of investments measured at fair value on a recurring basis during the year ended September 30, 2011, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Fair Value	Level 1	Level 2	Level 3
Municipal Bonds	$ 11,950,603	$ -	$ 11,950,603	$ -
U.S. Government Bonds	535,566	-	535,566	-
Corporate Bonds	285,635	-	285,635	-
Equities	13,884	13,884	-	-
Total	$ 12,785,688	$ 13,884	$ 12,771,804	$ -

(4) SECURITIES HELD FOR SALE:

The Company offers state, municipal, U.S. Government, and corporate securities. At September 30, 2011, these securities were classified as "trading" and reported at fair value. At September 30, 2011, these securities had a fair value of $12,785,688, with a cost of $12,805,874.

(5) LEASE COMMITMENTS:

The Company leased office and storage facilities for its corporate offices under an operating lease for $14,875 per month. The lease expired in July 2011. In addition to base rent, the Company was required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

In September 2010, the Company entered into a ten year operating lease for a new location, commencing August 2011. Under the terms of the lease, the Company will pay $19,107 of rent per month with payments increasing $332 per month each subsequent year. The agreement stipulates that rent for the first seven months of the first lease year and the first six months of the second lease year will be abated. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes. An additional provision in the new lease granted the Company a $223,300 tenant improvement allowance to be used for location upgrades and equipment. Any unused tenant allowance may be used to offset future rent payments. As of September 30, 2011, the Company had $67,502 of unused tenant allowance available which will be used to offset rent payments in 2012.

The Company also leases a facility in Fairview Heights, Illinois from a related party under an operating lease expiring on January 1 of each year. The lease will automatically renew for one year upon the expiration date unless the Company provides a written termination notice to the lessor. The lease also has a provision for a yearly escalation of three percent each February.

The future minimum rental commitments as of September 30, 2011 are as follows:

Year Ending September 30	Amount
2012	$ 33,518
2013	156,177
2014	237,921
2015	241,908
2016 and beyond	1,490,328
	$ 2,159,852

(6) RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits pre-tax employee contributions. The plan covers all full-time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

(7) FINANCING ARRANGEMENT WITH LESSOR:

The Company has an $80,000 letter of credit that is used as a security deposit and allows the Company's lessor to take draws in connection with obligations under the office lease. The letter of credit is for one year and expires July 2012.

(8) FINANCING AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company in order to purchase securities. The interest rate charged on this financing is the Pershing Cost of Funds rate plus 100 basis points. The interest rate at September 30, 2011 was 2.21%. Pershing uses the Company's inventory as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory of securities and its net capital, the maximum amount available for purchasing securities from Pershing would be approximately $26,000,000 as of September 30, 2011.

(9) NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may effectively restrict the payment of cash dividends.

Net capital changes from day to day, but as of September 30, 2011, the Company had net capital and net capital requirements of approximately $2,460,000 and $250,000, respectively, leaving excess net capital of $2,210,000. The percentage of aggregate indebtedness to net capital as of September 30, 2011 was 34 percent. These amounts are not materially different from the unaudited amounts submitted in the FOCUS Report for the period ended September 30, 2011.

The Securities and Exchange Commission Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1,500 percent. Under this rule, the Company could borrow up to $36,900,000 as of September 30, 2011.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions.

(11) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of the activities and transactions subsequent to September 30, 2011 to determine the need for any adjustments to and/or disclosures within the audited financial statement for the year then ended. Management has performed their analysis through October 28, 2011, the date at which the financial statement was available to be issued.

BERNARDI SECURITIES, INC. AND SUBSIDIARY

SCHEDULE I – COMPUTATION OF THE NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2011

NET CAPITAL:	
Total shareholders' equity from Statement of Financial Condition	$ 3,389,121
Deductions and/or charges:	
Nonallowable assets from Statement of Financial Condition	
Investment in affiliate	$ 86,820
Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost-net of accumulated depreciation and amortization	5,595
Prepaid assets and other assets	52,892
Total nonallowable assets	$ 145,307
Net capital before haircuts on securities positions	$ 3,243,814
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	
Trading and investment securities:	
1. Exempted securities	$ 753,109
2. Debt securities	28,303
3. Other securities	2,083
Other	1,603
Total haircuts	$ 785,098
Net capital	$ 2,458,716
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 838,752
Percentage of aggregate indebtedness to net capital	34.11%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 55,917
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 250,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$ 250,000
Excess net capital (net capital less required net capital)	$ 2,208,716
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 2,158,716

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of September 30, 2011.

The accompanying notes are an integral part of this schedule.

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

BERNARDI SECURITIES, INC.
AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

(FILED PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH AUDITOR'S REPORT

BERNARDI SECURITIES, INC.
AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

(FILED PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH AUDITOR'S REPORT